Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

December 23, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PRE 14A Filing for the Registrants Listed on Appendix A
(each, a “Registrant” and, collectively, the “Registrants”)

Dear Ms. Larkin:

This letter responds to comments you provided to the undersigned via telephone on December 17, 2020 in connection with your review of the Registrants’ preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on December 9, 2020 (Accession No. 0000940394-20-001566). We have reproduced each comment below and immediately thereafter provided the Registrants’ response. Responses will be reflected in the Registrants’ definitive proxy statement (the “Definitive Proxy Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Comment: In the shareholder letter included in the Preliminary Proxy Statement, the Staff notes the inclusion of the following language:

On October 7, 2020, EVC entered into a definitive agreement with Morgan Stanley, a leading global financial services firm providing a wide range of investment banking, securities, wealth management, and investment management services, pursuant to which Morgan Stanley will acquire EVC (the “Transaction”), subject to the completion or waiver of various conditions (the “Closing”).

Please either confirm that “Morgan Stanley” is the legal name of the entity that will acquire EVC pursuant to the definitive agreement referenced above, or define “Morgan Stanley” in the Definitive Proxy Statement.

Response: The Registrants confirm that the legal name of the entity that will acquire EVC is Morgan Stanley.

2.	Comment: The shareholder letter included in the Preliminary Proxy Statement states that, “[S]ome Series, identified in Appendix B of the attached Proxy Statement (the “New IAA Series”), which are organized as feeder funds in master-feeder structures where the master fund is a Portfolio, do not currently have investment advisory agreements or, as applicable, investment sub-advisory agreements in place.” Please include an explanation as to why these Series do not currently have an investment advisory agreement in place.

Response: Each New IAA Series invests exclusively in a corresponding master fund and, as such, its assets are not managed at the Series level. The Registrants note that the following explanation is currently included in the “Questions and Answers” section of the Preliminary Proxy Statement. A cross reference to this explanation will be included in the shareholder letter in the Definitive Proxy Statement.

With respect to the New IAA Series, which invest their assets in a Portfolio pursuant to a master-feeder arrangement, there is currently no investment advisory agreement or sub-advisory agreement in place. Rather, there exists an investment advisory agreement between the underlying Portfolio and BMR and, if applicable, a sub-advisory agreement between BMR and the applicable Sub-Adviser, and the New IAA Series allocates all of its assets to such underlying Portfolio.

3.	Comment: The Preliminary Proxy Statement referenced the possibility of a virtual annual meeting. Please confirm that the Registrants are aware that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Registrants confirm that they are aware of the Guidance.

4.	Comment: The Staff notes the inclusion of the following disclosure in “Comparison of New Investment Advisory Agreements with Current Investment Advisory Agreements” under Proposal 1A:

The proposed investment advisory agreements make clear that the Adviser may, with the approval of the Board of a Series and without the vote of any shareholders of the Series, terminate any agreement with any sub-adviser and/or enter into an agreement with one or more other sub-advisers, all as permitted by the [Investment Company Act of 1940, as amended (the “1940 Act”)] and the rules thereunder.

Please clarify whether this language refers to the use of a “manager of managers” structure permitted pursuant to exemptive relief granted to the Eaton Vance funds, and if so, whether the Registrants anticipate that they will continue to rely on such relief following the Transaction.

Response: The Registrants confirm that the referenced language contemplates the use of a manager-of-managers structure. The Registrants note that, although they have not applied for or obtained exemptive relief permitting them to utilize a manager-of-managers structure, the referenced language is included in order to provide the applicable Funds with the flexibility to do so in the event that the Registrants obtain such relief in the future or in the event that future rulemaking by U.S. Securities and Exchange Commission (“SEC”) permits the use of a manager-of-managers structure by the Funds without obtaining exemptive relief.

5.	Comment: Disclosure in “Governing Law and Legal Requirements” under Proposal 1A in the the Preliminary Proxy states that “While the current investment advisory agreements are silent as to governing law, the proposed investment advisory agreements provide that such agreements shall be governed by and interpreted in accordance with the laws of The Commonwealth of Massachusetts.” Please either confirm that any provisions added to the proposed agreements with respect to governing law would not result in any substantive changes in the rights currently afforded to Fund shareholders, or describe any such substantive changes.

Response: The Registrants confirm that the provisions in the proposed agreements with respect to governing law do not materially alter the rights currently afforded to shareholders under the current agreements.   The Registrants believe that, under choice of law principles, the laws of the Commonwealth of Massachusetts likely would be applied to each Fund’s current investment advisory agreement in the event of a shareholder claim under the agreement.  Any such shareholder claim would necessarily be asserted derivatively on behalf of a Fund that was party to the agreement. With the exception of Eaton Vance Series Fund, Inc., which is organized as a Maryland corporation (with Articles of Incorporation that are silent as to governing law), each Registrant is organized as a Massachusetts business trust with a Declaration of Trust that provides that all rights under such Declaration of Trust shall be subject to, and construed in accordance with, the laws of the Commonwealth of Massachusetts, and identifies certain courts in Massachusetts as the forum for any suit, action, or proceeding brought by any holder of an interest in the Registrant. In addition, each Registrant’s principal place of business is in Massachusetts and each investment adviser, Eaton Vance Management and Boston Management and Research, is organized as a Massachusetts business trust with a principal place of business in Massachusetts. As such, Massachusetts is the location where the services contemplated by each Fund’s current investment advisory agreement are performed and the location of the negotiation and execution of such agreements.  The Registrants confirm that no provisions were added to the proposed investment sub-advisory agreements with respect to governing law.

6.	Comment: Disclosure in “Comparison of New Investment Advisory and Administrative Agreements with Current Investment Advisory and Administrative Agreements” under Proposal 1B states that the proposed investment advisory and administrative agreements for Parametric Commodity Strategy Fund, Eaton Vance Multi-Asset Credit Fund, and Eaton Vance Richard Bernstein All Asset Strategy Fund remove language included in the current agreements stating that Eaton Vance is authorized to establish one or more wholly-owned subsidiaries of the Series, but that Eaton Vance’s authority in this regard would not change under the proposed agreement. Please explain supplementally the role of a Fund’s Board in the establishment of a subsidiary of such Fund, including a foreign subsidiary.

Response: In connection with the establishment of any subsidiary of a Fund, including a foreign subsidiary, the Registrants expect that the approval of the Fund’s Board would be required with respect to a number of organizational matters. For example, the Fund’s Board may be asked to approve the formation of the subsidiary and the subsidiary’s advisory contract may be subject to initial review and approval and subsequent annual review and approval by such Fund’s Board to the extent contemplated by Section 15(c) of the 1940 Act as if the advisory contract were applicable to the Fund. The Fund’s Board may also be asked to approve the subsidiary’s compliance program, as well as any applicable service provider contracts. The Fund’s Chief Compliance Officer may oversee the implementation of the subsidiary’s compliance program and provide reports to the Board regarding the subsidiary’s compliance with its policies and procedures.

7.	Comment: The Staff notes that certain matters included in the discussions of material differences between the current and proposed agreements for certain Proposals are not included with respect to other Proposals. For example, the matters discussed in “Standard of Care” and “Best Execution” under Proposal 2A are not included in the corresponding discussion under Proposal 2D. Please explain supplementally the reasons for these differences.

Response: The referenced discussions describe provisions that differ materially between the current and proposed agreements. Certain of the proposed agreements do not differ materially from the corresponding current agreement with respect to certain terms, and the Preliminary Proxy Statement does not include a discussion of such terms. The Registrants note the inclusion of the following language, adjusted as applicable, in the introductory paragraph to the discussions of material differences between the current and proposed agreements for all Proposals except 2C, 2D, 2F, 2G and 4E:

Differences in language, stylistic changes, and changes to provisions that would not result in a change to a reasonable substantive interpretation of an agreement are not included in the below description; however, the complete text of the form of the proposed [agreement] with [entity] is attached at Appendix [ ].

The preambles to the discussions of material differences for Proposals 2C, 2D, 2F, 2G and 4E state that except for the changes discussed therein, the current and proposed investment sub-advisory agreements are substantially identical.

8.	Comment: Please confirm that all cross-references to the appendices included in the Definitive Proxy Statement are correct.

Response: The Registrant so confirms.

9.	Comment: Please address supplementally how Morgan Stanley, the Advisers and, as applicable, the Sub-Advisers will ensure compliance with Section 15(f) of the 1940 Act with respect to the Transaction.

Response: As discussed in Appendix M to the Definitive Proxy Statement, in considering the proposed new agreements, each Fund’s Board considered (i) a commitment that, for a period of three years after the Closing, at least 75% of each Fund’s Board members must not be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor investment adviser, if applicable) pursuant to Section 15(f)(1)(A) of the 1940 Act and (ii) Morgan Stanley’s commitment to use its reasonable best efforts to ensure that it did not impose any “unfair burden” (as that term is used in Section 15(f)(1)(B) of the 1940 Act) on the Funds as a result of the Transaction.

If you have any questions or comments concerning the foregoing or the enclosed, please contact the undersigned at 617-672-6573.

Very truly yours,

/s/ Sarah H. McLaughlin

Sarah H. McLaughlin

Assistant Vice President

Appendix A

Registrant	1933 Act File Number	Investment Company Act of 1940 File Number

Eaton Vance Growth Trust	002-22019	811-01241
Eaton Vance Investment Trust	033-01121	811-04443
Eaton Vance Municipals Trust	033-00572	811-04409
Eaton Vance Municipals Trust II	033-71320	811-08134
Eaton Vance Mutual Funds Trust	002-90946	811-04015
Eaton Vance NextShares Trust	333-197733	811-22982
Eaton Vance NextShares Trust II	333-197734	811-22983
Eaton Vance Series Fund, Inc.	333-182175	811-22714
Eaton Vance Series Trust	N/A	811-02589
Eaton Vance Series Trust II	002-42722	811-02258
Eaton Vance Special Investment Trust	002-27962	811-01545
Eaton Vance Variable Trust	333-44010	811-10067
Core Bond Portfolio	N/A	811-09833
Emerging Markets Local Income Portfolio	N/A	811-22048
Eaton Vance Floating Rate Portfolio	N/A	811-09987
Global Income Builder Portfolio	N/A	811-23145
Global Macro Absolute Return Advantage Portfolio	N/A	811-22424
Global Macro Capital Opportunities Portfolio	N/A	811-22896
Global Macro Portfolio	N/A	811-08342
Global Opportunities Portfolio	N/A	811-22350
Greater India Portfolio	N/A	811-08340
High Income Opportunities Portfolio	N/A	811-08464
International Income Portfolio	N/A	811-22049
Senior Debt Portfolio	N/A	811-08876
Stock Portfolio	N/A	811-22336
Tax-Managed Growth Portfolio	N/A	811-07409
Tax-Managed International Equity Portfolio	N/A	811-10389
Tax-Managed Multi-Cap Growth Portfolio	N/A	811-09837
Tax-Managed Small-Cap Portfolio	N/A	811-10065
Tax-Managed Value Portfolio	N/A	811-10387
5-to-15 Year Laddered Municipal Bond Portfolio	N/A	811-23151